Alliance Entertainment Holding Corporation

8201 Peters Road, Suite 1000

Plantation, Florida

June 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Alliance Entertainment Holding Corporation
Registration Statement on Form S-1
Registration No. 333-271219

Ladies and Gentlemen:

Alliance Entertainment Holding Corporation (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effective date of the above-referenced Registration Statement, as amended, so that such Registration Statement, as amended, will become effective at 5:00 p.m.., Eastern Time, on Tuesday, June 27, 2023, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

By:	/s/ John Kutch
Name: John Kutch
Title: Chief Financial Officer